Exhibit 99.8

VIA SEDAR / EDGAR

Ontario Securities Commission, as Principal Regulator

British Columbia Securities Commission

Alberta Securities Commission

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Sierra Metals Inc. (the “Company”)

Preliminary Economic Assessment dated August 8, 2018, incorporated by reference into the Company’s Prospectus Supplement dated October 10, 2017 to the Short Form Base Shelf Prospectus dated June 29, 2017 (collectively, the “Prospectus Supplement”) and incorporated by reference into the Company’s registration statement on Form F-10 (Registration No. 333-218076) (the “Registration Statement”)

Consent of Qualified Person

This letter is being filed in respect of the preliminary economic assessment entitled “NI 43-101 Preliminary Economic Assessment (PEA) for the Yauricocha Mine, Peru” dated August 8, 2018 with an effective date of July 31, 2017 (the “Yauricocha PEA”) and the incorporation by reference of the Yauricocha PEA into the Prospectus Supplement and the Registration Statement.

I hereby consent to (i) the incorporation by reference of the Yauricocha PEA into the Prospectus Supplement, (ii) the incorporation by reference of the Yauricocha PEA into the Registration Statement, including the prospectus contained therein, as amended or supplemented, and (iii) being named in, and the use of the Yauricocha PEA or portions thereof prepared, reviewed and/or approved by me and the inclusion or incorporation by reference of information derived from the Yauricocha PEA prepared by me in, the Prospectus Supplement and the Registration Statement.

I also hereby confirm that I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Yauricocha PEA or within my knowledge as a result of the services I performed in connection with the Yauricocha PEA.

[Signature page follows]

Dated this 10th day of August, 2018.

“Enrique Rubio”
Enrique Rubio, Ph.D.